

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2014

<u>Via E-mail</u>
Steven C. Bierman
President
CNH Equipment Trust 2010-C
c/o New Holland Credit Company, LLC
6900 Veterans Boulevard
Burr Ridge, IL 60527

      Re: **CNH Equipment Trust 2010-C**
                Form 10-K for Fiscal Year Ended December 31, 2013
                Filed March 27, 2014
                File No. 333-157418-05

Dear Mr. Bierman:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                      /s/ Katherine Hsu

                                      Katherine Hsu
                                      Office Chief

cc: Eric Mathison
        Trent M. Murch